SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          CENTRAL FREIGHT LINES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  153491 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jerry Moyes
                             2710 E. Old Tower Road
                               Phoenix, AZ 85034
                           Telephone: (602) 273-3770
                           Facsimile: (602) 275-3868
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copies to:
                               Stephen F. Arcano
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                                October 6, 2006
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.  153491 10 5                                      Page 2 of 12 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jerry C. Moyes
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          [ ] (a)
                                                                     [X] (b)
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF                                                          [ ]
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                       [X]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF                   1,032,269 (1)
         SHARES            ----------------------------------------------------
      BENEFICIALLY
        OWNED BY            8        SHARED VOTING POWER
          EACH                       1,276,229 (2)
        REPORTING           ---------------------------------------------------
         PERSON
          WITH              9        SOLE DISPOSITIVE POWER
                                     834,069
                            ---------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     1,276,229 (2)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,308,498 (1)(2)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------
(1) Includes 198,200 shares beneficially owned through the grant of irrevocable proxies pursuant to the Purchase Agreement (as defined herein) and 16,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.
(2) Includes 1,276,229 shares owned by the Family Trust (as defined herein). Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to these shares.

                                  SCHEDULE 13D

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CUSIP No.  153491 10 5                                      Page 3 of 12 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vickie Moyes
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          [ ] (a)
                                                                     [X] (b)
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                       [X]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES
      BENEFICIALLY          ---------------------------------------------------
       OWNED BY
         EACH               8        SHARED VOTING POWER
       REPORTING                     1,276,229 (1)
        PERSON              ---------------------------------------------------
         WITH
                            9        SOLE DISPOSITIVE POWER
                                     -0-
                            ---------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     1,276,229 (1)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,229 (1)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------
(1) Consists of 1,276,229 shares owned by the Family Trust. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to these shares.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  153491 10 5                                      Page 4 of 12 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jerry and Vickie Moyes Family Trust, dated December 11, 1987
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                       [  ] (a)
                                                                  [  ] (b)
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Arizona
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-
         SHARES
      BENEFICIALLY         ----------------------------------------------------
        OWNED BY           8        SHARED VOTING POWER
         EACH                       1,276,229
       REPORTING
         PERSON            ----------------------------------------------------
          WITH             9        SOLE DISPOSITIVE POWER
                                    -0-

                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    1,276,229
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,229
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------

                                                            Page 5 of 12 pages


Item 1.  Security and Issuer

This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Central Freight Lines, Inc., a Nevada corporation (the "Issuer"). The principal offices are located at 5601 West Waco Drive, Waco, TX 76710.

Item 2.  Identity and Background

(a) This Statement is being filed jointly on behalf of Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (the "Family Trust") (Jerry Moyes, together with Vickie Moyes and the Family Trust, the "Reporting Persons"). Jerry and Vickie Moyes are the co-trustees of the Family Trust and share control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by the Family Trust.

(b) - (c)

Jerry Moyes

Jerry Moyes' business address is c/o Swift Transportation Co., Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. His principal occupation is Chairman of the Board of Swift Aviation Group, Inc. The principal business address of Swift Aviation Group, Inc., is 2710 E. Old Tower Road, Phoenix, AZ 85034. Jerry Moyes is a co-trustee of the Family Trust.

Vickie Moyes

Vickie Moyes' business address is c/o Swift Transportation Co., Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. Her principal occupation is homemaker. Vickie Moyes is a co-trustee of the Family Trust.

The Family Trust

The Family Trust is a self-settled revocable grantor trust established for the benefit of Jerry Moyes and Vickie Moyes. Its business address is c/o Swift Transportation Co., Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. The Family Trust is organized under the laws of the State of Arizona. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, certain information with respect to the co-trustees of the Family Trust are included above.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

In 2004, the Securities and Exchange Commission (the "SEC") commenced a formal investigation into purchases of 187,000 shares of common stock of Swift Transportation Co., Inc. by Jerry Moyes between May 21, 2004 and May 24, 2004. In September 2005, Jerry Moyes agreed, without admitting or

                                                            Page 6 of 12 pages


denying the SEC's claims, to settle matters raised by the SEC in its formal investigation. In connection with this settlement, on October 12, 2005, a consent judgment was entered in an action captioned Securities and Exchange Commission v. Jerry C. Moyes, Case No. 2:05-cv-02879-MHM, in the United States District Court for the District of Arizona. The consent judgment (i) permanently enjoined Jerry Moyes, his agents, and any person active in concert with Jerry Moyes from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, (ii) ordered Jerry Moyes to disgorge $622,130.80, representing unrealized profits on the securities transactions complained of, together with prejudgment interest thereon in the amount of $14,974.16, for a total of $637,104.96, and (iii) ordered Jerry Moyes to pay a civil penalty in the amount of $622,130.80.

(f) Jerry Moyes and Vickie Moyes are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase Agreement (the "Purchase Agreement") made and entered into as of October 6, 2006, by and among Patrick J. Curry and Ronald Moyes and Krista Moyes, Joint Tenants ("Sellers") and Jerry C. Moyes, Mr. Moyes purchased from Sellers 1,048,295 shares of Common Stock at a purchase price of $2.25 per share, or $2,358,663.75 in the aggregate. Mr. Moyes funded the purchase from cash on hand.

Item 4.  Purpose of Transaction.

On October 6, 2006, Mr. Moyes and the Sellers entered into the Purchase Agreement in connection with the settlement of a lawsuit by certain parties, including the Sellers, against Mr. Moyes and Southwest Premier Properties, L.L.C. Pursuant to the Purchase Agreement, Jerry Moyes acquired 818,068 shares of Common Stock on behalf of himself and 230,227 shares of Common Stock on behalf of the Family Trust. As part of this transaction, the Sellers agreed to grant Mr. Moyes irrevocable proxies in respect of the 1,048,295 shares of Common Stock transferred to the Reporting Persons ("Transferred Shares") and the 198,200 shares of Common Stock subject to a variable prepaid forward contract (the "Contract Shares") pursuant to which one of the Sellers retained voting power over the Contract Shares. The Purchase Agreement is incorporated by reference and is filed as Exhibit 99.2 hereto.

Mr. Moyes intends to use the irrevocable proxies to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated January 30, 2006, among Issuer, NATL and Green Acquisition Company, as amended ("Green"), a wholly-owned subsidiary of NATL, pursuant to which Green will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger") and Mr. Moyes, individually, and through NATL and the Family Trust, holding a majority of outstanding shares of the Issuer. In the Merger, each issued and outstanding share of Common Stock (other than shares held by the Mr. Moyes, the Family Trust and the Children's Trust (the "Affiliated Continuing Investors")) will be converted into the right to receive the merger consideration of $2.25 per share in cash, without interest. Each issued and outstanding share of Common Stock held by the Affiliated Continuing Investors will remain issued and outstanding shares of the Issuer. The Merger Agreement is incorporated by reference herein and is filed as Exhibit 2.1 hereto. The First Amendment to Agreement and Plan of Merger by and among Central, NATL and Green dated as of September 13, 2006 is

                                                             Page 7 of 12 pages


incorporated by reference herein and is filed as Exhibit 2.2 hereto. Mr. Moyes, Robert Fasso, the Family Trust and the Children's Trust have filed a transaction statement under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder with respect to a going private transaction involving the Issuer.

In connection with the proposed transaction Mr. Moyes has agreed to indemnify, defend and hold harmless Gerald Ehrlich, as the trustee of the Children's Trust, and the Children's Trust, to the fullest extent permitted by law, from and against any losses, arising out of or relating to the Merger Agreement, the Merger and any related transactions, or any filings made with the SEC or disclosures made to the stockholders of Central in connection with the Merger Agreement, the Merger or any related transactions except for Losses arising out of or related to (i) information provided by Mr. Ehrlich or the Children's Trust for inclusion in the Schedule 13E-3 and the Proxy Statement relating to the meeting of Issuer's stockholders to be held in connection with the Merger Agreement and the transactions contemplated thereby and (ii) actions taken by Mr. Ehrlich or the Children's Trust in violation of the United States securities laws. The Indemnification Agreement is incorporated by reference herein and is filed as Exhibit 99.1.

Mr. Moyes, Mr. Fasso, the Family Trust and The Children's Trust have also agreed upon the terms of a stockholders agreement (the "Stockholders Agreement") which will govern the relationship of the shareholders of the surviving corporation after the Merger. The Stockholders Agreement provides, among other things: restrictions on the transfer any of stockholder's shares of common stock of the surviving corporation without granting Mr. Moyes a right of first refusal to acquire such stockholder's shares of common stock; stockholders' rights to sell a pro rata portion of their shares of common stock of the surviving corporation, in the event that Mr. Moyes sells any of his interest in the common stock of the surviving corporation to a third party purchaser (other than to another Stockholder, a permitted transferee or to an affiliate of Mr. Moyes) (a "Third Party") on the same terms and conditions, including the per share price and the date of transfer, as is applicable to Mr. Moyes; the right of Mr. Moyes, to require each of the stockholders and each of the optionholders to sell a pro rata portion of such stockholder's shares of common stock of the surviving corporation, in the event that Mr. Moyes proposes to sell all or part of his shares of common stock of the surviving corporation, to a Third Party; and if Mr. Moyes approves an initial public offering and sale of common stock or other equity securities of the surviving corporation pursuant to an effective registration statement under the Securities Act, the stockholders and the optionholders will take all necessary or desirable actions in connection with the consummation of the Public Offering; and the surviving corporation will provide the stockholders with not less than 10 days' notice of certain public offerings and sales of common stock or other equity securities of the surviving corporation (an "Offering"), and will use its reasonable best efforts to effect in connection with the Offering, the registration of all of the shares of common stock that each stockholder notifies the surviving corporation within 10 days of such notice to include in such Offering. The form of the Stockholders Agreement is incorporated by reference herein and is filed as Exhibit 4.1 hereto.

The descriptions of the Merger Agreement, the Indemnification Agreement, the Stockholders Agreement and the other related agreements and documents and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to the full text of such agreements.

                                                             Page 8 of 12 pages

Item 5.  Interest in Securities of the Issuer.

(a) The following sets forth information with respect to the beneficial ownership of shares of Common Stock by each of the Reporting Persons. The percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is based on 18,306,476 shares of Common Stock outstanding as of August 9, 2006.

The information set forth herein with respect to the beneficial ownership of the Reporting Persons does not include 4,708,348 shares of Common Stock held by the Children's Trust dated December 14, 1992 (the "Children's Trust"), which is an irrevocable trust for the benefit of the children of Jerry and Vickie Moyes. The sole trustee of the Children's Trust is Gerald F. Ehrlich, and Mr. Ehrlich possesses exclusive voting and dispositive power with respect to the shares of Common Stock held thereby.

Each of the Reporting Persons may be deemed a member of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") that includes Gerald F. Ehrlich and the Children's Trust and to beneficially own 7,016,846 shares of Common Stock, representing 38.3% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims that such Reporting Person is a member of a group within the meaning of Section 13(d)(3) of the Exchange Act that includes Gerald F. Ehrlich and the Children's Trust. Pursuant to Rule 13d-4, each of the Reporting Persons also expressly disclaims that it is the beneficial owner of any shares of Common Stock beneficially owned by Gerald F. Ehrlich and the Children's Trust.

Jerry Moyes:

Amount beneficially owned:                                           2,308,498

The shares of Common Stock reported herein as beneficially owned by Jerry Moyes are comprised of (i) 16,000 shares of Common Stock beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof, (ii) 198,200 shares of Common Stock beneficially owned through the grant of an irrevocable proxy for a term commencing on October 6, 2006 (the "Closing Date") and continuing to the earlier to occur of the adoption of the Merger and approval of all other transactions contemplated by the Merger Agreement, or one year after the Closing Date (the "Term"), (iii) 818,069 shares of Common Stock owned by Jerry Moyes and (iv) 1,276,229 shares of Common Stock owned by the Family Trust. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to shares held by the Family Trust.

                                                             Page 9 of 12 pages


Pursuant to Rule 13d-4, Mr. Moyes disclaims beneficial ownership of shares held by Gerald Ehrlich and the Children's Trust and shares held by the Family Trust, except to the extent of his pecuniary interest therein.

     Percent of class:                                                    12.6%

(b)  Number of shares as to which the person has:
     (i)      Sole power to vote or to direct the vote                1,032,269
     (ii)     Shared power to vote or to direct the vote              1,276,229
     (iii)    Sole power to dispose or to direct the disposition of     834,069
     (iv)     Shared power to dispose or to direct the
              disposition of                                          1,276,229

Vickie Moyes:

     Amount beneficially owned:                                       1,276,229

The shares of Common Stock reported herein as beneficially owned by Vickie Moyes are comprised of 1,276,229 shares of Common Stock owned by the Family Trust. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to shares held by the Family Trust. Pursuant to Rule 13d-4, Mrs. Moyes disclaims beneficial ownership of shares held by Gerald Ehrlich and the Children's Trust and shares held by the Family Trust, except to the extent of her pecuniary interest therein.

     Percent of class:                                                     7.0%

(b)  Number of shares as to which the person has:
     (i)      Sole power to vote or to direct the vote                        0
     (ii)     Shared power to vote or to direct the vote              1,276,229
     (iii)    Sole power to dispose or to direct the
              disposition of                                                  0
     (iv)     Shared power to dispose or to direct the
              disposition of                                          1,276,229

The Jerry and Vickie Moyes Family Trust dated December 11, 1987:

     Amount beneficially owned:                                       1,276,229

     The Family Trust directly holds 1,276,229 shares of Common Stock.

     Percent of class:                                                     7.0%

(b)  Number of shares as to which the person has:
     (i)      Sole power to vote or to direct the vote                        0
     (ii)     Shared power to vote or to direct the vote              1,276,229
     (iii)    Sole power to dispose or to direct the disposition of           0
     (iv)     Shared power to dispose or to direct the
              disposition of                                          1,276,229

                                                            Page 10 of 12 pages


(d)  Not applicable.

(e)  Not applicable.

The descriptions of the agreements with the Children's Trust contained in Item 4 above are repeated and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, Mr. Moyes agreed to purchase 1,048,295 shares of Common Stock for a purchase price of $2.25 per share, or $2,358,663.75 in the aggregate. As part of this transaction, the Sellers agreed to grant Mr. Moyes irrevocable proxies in respect of the Transferred Shares and the Contract Shares. During the Term, Mr. Moyes will be entitled to cause the Transferred Shares and the Contract Shares to be counted as a vote or consent
(a) in favor of the Merger and the approval of all other actions contemplated by the Merger Agreement, (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement and (c) against any action involving the Issuer or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Merger Agreement. The Sellers granted the irrevocable proxies with respect to the Transferred Shares and the Contract Shares because the September 15, 2006 record date for determining those stockholders who are entitled to receive notice of and vote at the Annual Meeting of Stockholders (the "Annual Meeting") had passed and Mr. Moyes desired to ensure that the Transferred Shares and the Contract Shares are voted in favor of the Merger. Following the Term, voting power over the Contract Shares will revert back to one of the Sellers.

Other than the Shareholders Agreement, Purchase Agreement, Merger Agreement, Indemnification Agreement and irrevocable proxy and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 3 and Item 4 above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 2.1 Agreement and Plan of Merger by and among Central, NATL and Green dated as of January 30, 2006 (incorporated herein by reference to Appendix A of Issuer's Preliminary Proxy Statement on Schedule 14A, filed April 14, 2006).

Exhibit 2.2 First Amendment to Agreement and Plan of Merger by and among Central, NATL and Green dated as of September 13, 2006 (incorporated herein by reference to Appendix A-1 of Issuer's Amendment 2 to the Preliminary Proxy Statement on Schedule 14A, filed September 14, 2006).

                                                            Page 11 of 12 pages


Exhibit 4.1 Form of Stockholders' Agreement between Central, Mr. Moyes, the Family Trust, the Children's Trust and Mr. Fasso, to be effective upon the consummation of the Merger (incorporated herein by reference to Exhibit 99.3 of Amendment No. 2 to the Schedule 13E-3 of the Issuer, NATL, Green, Jerry Moyes, Robert Fasso, the Children's Trust and the Family Trust filed September 14,
2006).

Exhibit 99.1 Indemnification Agreement, dated as of September 13, 2006, by and amoung Mr. Moyes, Vickie Moyes, the Family Trust, Mr. Ehrlich and the Children's Trust (incoporated herein by reference to Exhibit 99.5 of Amendment No. 2 to Schedule 13E-3 of the Issuer, NATL, Green, Jerry Moyes, Robert Fasso, the Children's Trust and the Family Trust filed September 14, 2006).

Exhibit 99.2 Purchase Agreement, dated as of October 6, 2006 by and among Patrick J. Curry and Ronald Moyes and Krista Moyes, Joint Tenants and Jerry C. Moyes.

Exhibit 99.3 Joint Filing Agreement, dated as of October 6, 2006, by and among Jerry C. Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust, dated December 11, 1987.

                                                            Page 12 of 12 pages


                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006

                                                /s/ Jerry C. Moyes
                                                -------------------------------
                                                Jerry C. Moyes


                                                /s/ Vickie Moyes
                                                -------------------------------
                                                Vickie Moyes


                                                THE JERRY AND VICKIE MOYES
                                                  FAMILY TRUST DATED
                                                  December 11, 1987


                                                /s/ Jerry Moyes
                                                -------------------------------
                                                Jerry Moyes, Trustee


                                                /s/ Vickie Moyes
                                                -------------------------------
                                                Vickie Moyes, Trustee